Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

September 30, 2021

Re:	Grayscale Litecoin Trust

Registration Statement on Form 10

Filed July 12, 2021

File No. 000-56310

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E. Washington, D.C. 20549

Att’n: Justin Dobbie
Sonia Bednarowski
Amit Pande
Ben Phippen

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, the sponsor (the “Sponsor”) of Grayscale Litecoin Trust (LTC) (the “Trust”), and following our subsequent discussion with the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), we are supplementing our response to comment 2 of your letter dated September 8, 2021 on the registration statement on Form 10-12G (the “Registration Statement”) (File No. 000-56310) with the memorandum attached hereto as Exhibit A.

*            *              *

Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Michael Sonnenshein

Chief Executive Officer

Grayscale Investments, LLC

Exhibit A

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M E M O R A N D U M

Date:	April 8, 2019

To:	Grayscale Investments, LLC

From:	Joseph A. Hall

Re:	Howey Analysis: Litecoin (LTC)

You have asked for an analysis of whether Litecoin (LTC) should be treated as a “security” under the federal securities laws. The analysis that follows is based on information that we have been able to obtain from the public record. Because the analysis in this memorandum is heavily fact-dependent, to the extent that the information we have relied upon is erroneous, or to the extent additional information exists that we have not considered but that bears upon the analysis contained herein, the conclusions contained in this memorandum may require modification.

Most digital assets currently in circulation today do not clearly fall into any of the more common types of instruments within the definition of “security” in the Securities Act of 1933 (as amended, the “Securities Act”) or the Securities Exchange Act of 1934 (as amended, the “Exchange Act”), such as notes, stock or bonds.1 However, as the Securities & Exchange Commission (the “Commission” or “SEC”) concluded in its July 2017 report2 (the “DAO report”) pursuant to Section 21 (a) of the Exchange Act analyzing digital assets issued by The DAO and its December 2017 order3 instituting cease-and-desist proceedings against Munchee, Inc. (the “Munchee order”), distributions of digital assets may involve illegal securities offerings.

Following the Commission’s guidance in the DAO report and the Munchee order, we analyze whether a digital asset is a security for federal securities law purposes first by determining whether the digital asset has any of the attributes of traditional equity or debt securities, such as ownership rights, rights to a share of profits or rights to periodic payments. If the digital asset does not exhibit these types of characteristics, we analyze the digital asset based upon the test for an “investment contract” developed in the Supreme Court’s decision in SEC v. W.J. Howey

[1]

Despite differences, the Supreme Court has indicated that the definitions of “security” under the Securities Act and the Exchange Act are treated the same. SEC v. Edwards, 540 U.S. 398 (2004), citing Reves v. Ernst & Young, 494 U.S. 56, 61 n.1 (1990).

[2]	Report of Investigation Pursuant to Section 21 (a) of the Securities Exchange Act of 1934: The DAO, Exchange Act Rel. No. 81207 (July 25, 2017) (the “DAO report”).
[3]	In re Munchee, Inc., Securities Act Rel. No. 10445 (Dec. 11, 2017) (the “Munchee order”).

Grayscale Investments, LLC	2	Exhibit A April 8, 2019

Co.4 and its progeny. The Howey test defines an “investment contract” as a contract or scheme that involves each of the following features:

•	first, there must be an investment of money: the investor must give up some tangible and definable consideration;

•

second, there must be a common enterprise: the investor’s fortunes must be interwoven with those of other investors (horizontal commonality) and/or the efforts of the promoter of the investment (vertical commonality);

•

third, the investor must have a reasonable expectation of profits: the investment must be purchased with the reasonable expectation that the value of the investment will increase or that the investor will receive earnings from the investment; and

•	fourth, the investor’s expectation of profits must be based predominantly upon the entrepreneurial or managerial efforts of the promoter or other third parties.[5]

As demonstrated by the Commission’s Howey analysis in the Munchee order, “[d]etermining whether a transaction involves a security does not turn on labelling ... but instead requires an assessment of the economic realities underlying a transaction .... All of the relevant facts and circumstances are considered in making that determination.“6 Using the same analysis, we have considered the features and terms of LTC, the facts and circumstances surrounding its original development and distribution, its current functionality and usage and the current role, if any, of its original promoters, and have concluded that there are reasonable grounds for determining that LTC does not satisfy each prong of the Howey test, and thus there are reasonable grounds for concluding that LTC should not be considered an “investment contract” or “security” within the meaning of the Securities Act or the Exchange Act.

LTC is a synthetic currency that may be transmitted over the Litecoin Network, an online, end-user-to-end-user network hosting a public transaction ledger, known as the blockchain, that is open-source, permissionless, and decentralized. The currency itself is not backed by any corporation or government, and owning LTC does not entitle the holder to any ownership, interest or right in any other commodity, good or service.

The core function of the Litecoin Network is to permit the transfer of value represented by LTC from one participant to another. The network is peer-to-peer: no trusted third-party intermediary is required to execute transactions on the Litecoin Network. Transactions are recorded on a cryptographically secure public ledger that is shared by all network participants. As with bitcoin (BTC), no LTC was sold to fund development of the Litecoin Network. Instead, each LTC that exists or that will exist was or will be awarded automatically to a miner for contributing computation power to secure the network.

[4]	328 U.S. 293, 301 (1946).
[5]

Id. at 301 (“The test [for an investment contract] is whether the scheme involves an investment of money in a common enterprise with profits to come solely from the efforts of others.”); see also Int’l Bhd. of Teamsters, Chauffeurs, Warehousemen & Helpers of Am. v. Daniel, 439 U.S. 551, 558-562 (1979); Edwards, supra note 1, 540 U.S. at 393.

[6]	Munchee order, supra note 3, at 9 (internal quotation marks and citations omitted).

Grayscale Investments, LLC	3	Exhibit A April 8, 2019

LTC is technologically similar to BTC. The creator of LTC, Charlie Lee, used a substantial amount of the Bitcoin software code in the development of LTC, incorporating some technical changes, described below, that he believed would cause LTC to be more useful as a payment mechanism and more decentralized than BTC.7

The Litecoin software differs in two ways from BTC’s software, each of which Mr. Lee believed would incrementally improve LTC’s use as a decentralized currency. The first change was to use a variation of the cryptographic mining algorithm for BTC. This altered algorithm for LTC was designed to make mining easier to accomplish with standard computer hardware, rather than the specialized chips that are typically used for mining LTC.8 Mr. Lee and LTC supporters believed that this change would allow LTC to achieve greater decentralization than BTC in light of the greater number of potential miners.9 The second change was to program the Litecoin Network so that LTC transactions would be verified, and new LTC created, at a faster rate. LTC transactions are typically confirmed and new LTC mined every 2.5 minutes, rather than every 10 minutes for BTC. LTC also has a correspondingly larger supply cap of 84 million LTC, four times larger than BTC’s cap at 21 million. These changes were intended to improve LTC’s usefulness as a means of payment.10

A disparate group of network participants makes decisions affecting LTC through open consensus. Although developers or others can make changes to the software, these changes do not automatically become part of the Litecoin Network. Participants on the network can ignore or reject updates. The lack of centralization is evidenced by “forks,” such as the fork of the Litecoin network that created Litecoin Cash. A fork occurs when major changes are adopted by some network participants but not by others; in this case the system bifurcates into mutually incompatible networks.11

Because LTC does not have attributes of traditional equity or debt securities, such as ownership rights, rights to a share of profits or rights to periodic payments, we analyze whether LTC is a security in accordance with the Howey test.

[7]	See coblee, [ANN] Litecoin – a lite version of Bitcoin. Launched!, BitcoinTalk.org (October 9, 2011), https://bitcointalk.org/index.php?topic=47417 .0.
[8]

See Bitcoin and Litecoin comparison, BITCOIN WIKI, https://en.m.bitcoinwiki.org/wiki/Bitcoin_and_Litecoin_comparison (describing the differences between LTC and BTC mining algorithms and concluding that an advantage of the LTC algorithm is that “[g]etting started with LTC mining is far more cheap compared to BTC”).

[9]

See Joe Liebkind, Is Litecoin the Future of Cryptocurrency?, INVESTOPEDIA (Dec. 11, 2017), available at https://www.investopedia.com/news/litecoin-future-cryptocurrency/ (describing how Litecoin’s protocol prevents mining conglomerates from easily optimizing their profits, “contributing to a more decentralized experience”).

[10]	See coblee, [ANN] Litecoin – a lite version of Bitcoin. Launched!, BitcoinTalk.org (October 9, 2011), https://bitcointalk.org/index.php?topic=47417.0.
[11]

For example, debates over increasing the size of a BTC block (a proxy for the number of transactions that can be processed in a given amount of time) led to the fork of BTC into two different digital currencies – BTC and BTC Cash. See Hertig, Alyssa, Bitcoin Cash: Why It’s Forking the Blockchain And What That Means, Coindesk (July 26, 2017), available at https://www.coindesk.com/coindesk-explainer-BTC-cash-forking-blockchain; see also Bitcoin Forks: BTC, B2X, SegWit2x BTG Gold, BTX, BitCore, BCH Cash, BCD Diamond and more, bitcoiner.today (Dec. 4, 2017), available at https://BTCer.today/en/BTC-forks-btc-b2x-segwit2x-btg-gold-btx-bitcore-bch-cash-bcd-diamond-and-more/ (providing a list of BTC forks and their features).

Grayscale Investments, LLC	4	Exhibit A April 8, 2019

1.	Mining LTC does not involve an investment of money

To constitute an investment of money, “the person found to have been an investor [must have chosen] to give up a specific consideration in return for a separable financial interest with the characteristics of a security.“12 LTC was never the subject of a sale of any kind to fund development of a venture. Instead, each LTC token that exists or that will exist was or will be awarded automatically to a miner for contributing computational power to secure the network. Therefore, the initial recipient of a LTC token does not “give up a specific consideration” in exchange for the LTC.

All LTC are in the first instance generated, rather than sold, by “miners” who perform computationally intense cryptographic functions to validate transactions. The validation algorithm automatically rewards miners with units of LTC for their contribution to the network. Units of LTC (currently 25) are awarded to a miner, on average, once every 2.5 minutes with the number awarded halving every four years. Because of these two properties, enforced by the software shared by all LTC miners, there will never be more than 84 million LTC in existence.13 The concept of “mining” LTC is intended to be analogous to mining a precious metal: miners of LTC, like miners of gold, expend resources to unearth a valuable commodity, which they may hold or sell to others.

To be sure, LTC miners, like miners of gold, exert effort, purchase durable goods (computers) and use electricity in order to run the software that generates LTC. However, these are primarily investments of labor and related resources, not money. As described by the Supreme Court, when “an employee is selling his labor primarily to obtain a livelihood, [he] is not making an investment.“14 In Int’l Bhd. of Teamsters, Chauffeurs, Warehousemen & Helpers of Am. v. Daniel,15 the Court held employees who received pension plan participations in return for their labor did not invest money for purposes of the Howey test: “[o]nly in the most abstract sense may it be said that an employee ‘exchanges’ some portion of his labor in return for these possible benefits.“16 The Court also emphasized that in all cases where an arrangement was found to have been a security, “the purchaser gave up some tangible and definable consideration.“17

In the case of LTC miners, it is difficult, if not impossible, to define the value of their contributions in labor and resources expended. The opportunity cost of each person’s labor will be different and so will each miner’s skill and efficiency in selecting equipment and programming or choosing their mining software.18 A miner’s labors could be fruitless or could succeed, based upon his or her own efforts. Overall, the facts and circumstances surrounding LTC miners’ efforts to obtain LTC are not the type of “tangible and definable consideration” courts have found to fulfill the “investment of money” element of the Howey test.19

[12]	Daniel, supra note 5, 439 U.S. at 559.
[13]	See [ANN] Litecoin, supra note 11.
[14]	Daniel, supra note 5, 439 U.S. at 560.
[15]	Id. at 551.
[16]	Id. at 560.
[17]	Id. (emphasis added).
[18]

We note that while mining is not definable consideration, a “mining contract” pursuant to which a person pays money for a share of potential mining profits may be. See SEC v. Homero Joshua Garza, GAW Miners, LLC, and ZenMiner, LLC, No. 15-cv-01760 (D. Conn. filed Dec. 1, 2015) (complaint by SEC against individuals who sold shares in a BTC mining venture).

[19]	Daniel, 439 U.S. at 560 (using “tangible and definable consideration” concept); Uselton v. Commercial Lovelace Motor Freight, Inc., 940 F.2d 564, 575 (10th Cir. 1991) (same).

Grayscale Investments, LLC	5	Exhibit A April 8, 2019

The miner’s efforts are also not similar to the employee contributions in a voluntary and contributory stock ownership plan held to be a security in Uselton v. Commercial Lovelace Motor Freight, lnc.20 There, the Tenth Circuit held there was an investment of money because the employees “contribute their legal right to a portion of their wages to [their employer] in return for the right to acquire [the employer’s stock through the stock ownership plan] and to participate in [the employer’s] profit-sharing plan.“21 The employees were thus giving up the “tangible and definable consideration” considered to fulfill this element; because, but for their contributions to the plan, the amount of the contributions was guaranteed to be paid to them at the end of every pay cycle. In contrast, LTC miners do not give up a “right” to any definable amount of income, nor can it be said that they are guaranteed the opportunity cost of their labor but for their time mining LTC.

The distinction becomes even clearer under the conceptualization used by the Ninth Circuit, which has held that “an investment of money” means “the investor must commit his assets to the enterprise in such a manner as to subject himself to financial loss.“22 In Hector v. Wiens, for example, the Ninth Circuit held a promissory note to a bank was an investment of money because “[w]hen the investment went sour, plaintiff was still liable on the promissory note and hence was subject to financial loss.“23 In the case of LTC, any financial risk is not based upon the success of the enterprise as a whole, but associated with the miner’s independent success at generating LTC and subsequent decision to sell, hold or use the generated LTC.

Finally, even if secondary-market purchasers purchase LTC for money from sellers, the buying and selling of an item in the hope that the price of the item will increase does not alone make it a security under the Howey test.24 As explained below, the purchase of LTC on the secondary markets fails the “common enterprise” and “efforts of others” elements of the

Howey test.

2.	An investment in LTC does not rely upon a common enterprise

The federal circuit courts have developed two different interpretations of the “common enterprise” factor of the Howey test, one requiring “horizontal commonality” and the other requiring “vertical commonality.“25 The decentralized nature of the Litecoin Network precludes either horizontal commonality among network participants or vertical commonality with promoters.

[20]

Commercial Lovelace, supra note 16, 940 F.2d at 574-75 (“[T]he ‘investment’ may take the form of ‘goods and services,’ or some other ‘exchange of value,”’ but nonetheless must be “tangible and definable consideration.” (citations omitted)).

[21]	See id. at 575.
[22]

See Hector v. Wiens, 533 F.2d 429, 432 (9th Cir. 1976); see also Gary Plastic Packaging v. Merrill Lynch, Pierce, 756 F.2d 230 (2nd Cir. 1985) (stating risk of loss requirement results from Marine Bank v. Weaver, 45 U.S. 551 (1982)).

[23]	Wiens, supra note 19, 533 F.2d at 432-33.
[24]

See, e.g., SEC No-Action Letter, The Ticket Reserve, Inc., 2003 WL 22195093, at *4 (Sept. 11, 2003) (stating that the staff would not recommend enforcement action to the Commission in connection with the operation of an electronic marketplace for resale of event tickets, requested on the basis that the tickets would not be “securities’ even if the purchasers buy the tickets in the hope of the value increasing).

[25]	SEC v. SG Ltd., 265 F.3d 42,49 (1st Cir. 2001) (citing cases).

Grayscale Investments, LLC	6	Exhibit A April 8, 2019

For horizontal commonality to exist, parties must have pooled their money to fund a venture in which they will share profits and losses on a pro rata basis.26 Courts have held the pooling requirement to be met, for example, when a game operator pooled participants’ funds into a single account27 and when a company’s “membership materials stated that [the company] would pool participant contributions to create highly-leveraged investment power.“28 For LTC, the essential element of pooling is missing: no funds have been aggregated either to create or to maintain LTC, nor are proceeds pooled together for the use of a central development company.

Although LTC owners share pro rata in price fluctuations, the decentralization of the Litecoin Network means there is no “common enterprise,” as that term is commonly understood, responsible for generating these profits or losses. The value of LTC is based upon supply and demand – what purchasers are willing to pay and sellers are willing to accept – which in turn may be affected by participants’ expectations regarding the acceptance and use of LTC. The Litecoin Network itself generates no revenue other than for miners, and miners’ revenues are not commonly shared by all holders of LTC. Although a “community” of LTC users and developers has developed and their actions may affect the value of LTC – such as by creating new use cases and creating mainstream acceptance – these independent actions by disparate self-motivated and unaffiliated actors do not amount to the horizontal commonality that gives rise to a security under the Howey test.

The lack of a “common enterprise” is underscored by the competition among miners to procure LTC, which stands in contrast to investors cooperating, or at least sharing an alignment of interests in common enterprises. Each miner seeks the most efficient and effective way to mine LTC so that he or she will have a better chance at adding the next block to the blockchain and receiving the LTC reward. Miners may have a shared interest in seeing improvements to the system in general, but miners act independently and not in common – miners often disagree about whether to adopt proposals for network improvements. Because any fundamental change to the Litecoin protocol takes effect only if network participants independently adopt it, participants who oppose a change can simply not do so – potentially “forking” the blockchain, i.e. leaving the network and forming a new network with the features that they prefer. As a result, the success of the network, and therefore LTC itself, is the result of a divergent group of independent actors, not a common enterprise.

Unlike “horizontal commonality,” “vertical commonality” considers the link between the fortunes of investors and promoters.29 As LTC is initially generated by miners, rather than issued and sold by promoters, and the decentralized nature of the Litecoin Network means

[26]	See, e.g., U.S. SEC v. Infinity Grp. Co., 212 F.3d 180, 188 (3d Cir. 2000).
[27]	SG Ltd., supra note 22, 265 F.3d at 50.
[28]	Infinity Grp. Co., supra note 23, 212 F.3d at 188.
[29]

Vertical commonality is defined by different circuits as either “strict vertical commonality” or “broad vertical commonality.” Strict vertical commonality “requires that the investors’ fortunes be interwoven with and dependent upon the efforts and success of those seeking the investment or of third parties,” while broad vertical commonality requires only that “the well-being of all investors be dependent upon the promoter’s expertise.” SG Ltd., 265 F.3d at 49-50 (internal citations and quotation marks omitted).

Grayscale Investments, LLC	7	Exhibit A April 8, 2019

that there is no identifiable promoter or centralized manager, LTC does not exhibit any vertical commonality between investors and promoters. Miners who generate LTC have not purchased LTC from any promoter and therefore have no one with whom to have vertical commonality. Those that purchase LTC directly or indirectly from a miner in the secondary market may rely upon the existence of miners, as a group, to ensure that the Litecoin Network continues to function. But, given its decentralized nature, the value of LTC does not depend upon the existence or actions of any particular miner, nor are a LTC holder’s fortunes in any sense linked to the particular miner who mined the LTC. Purchasers also do not have vertical commonality with LTC’s initial or continuing developers. As further discussed regarding the “efforts of others” below, LTC purchasers may continue to use the network as it existed at the time they purchased LTC and are neither promised nor can reasonably rely upon any future development efforts.

Additionally, holders of LTC are also not in a relationship of “vertical commonality” with Mr. Lee or other developers.30 Indeed, Mr. Lee is reported to have sold or donated all of the LTC he owned, an announcement which did not appear to have a material effect on the value of LTC, contrary to what one would expect if holders of LTC were in vertical commonality with the founder as a promoter.31 Mr. Lee indicated that his decision to divest himself of Litecoin was intended to avoid criticisms that his Litecoin activities and public statements were aimed at personal enrichment.32 This indicates that, quite unlike the expected role of a promoter if LTC was a security, the market did not think it appropriate for Mr. Lee to have a financial interest in the success of LTC. Further, even if some LTC holders did previously expect Mr. Lee to engage in efforts to increase the value of LTC because of his ownership stake, such reliance would no longer be reasonable at present, in light of his well-publicized divestment of LTC.

3.	LTC is designed to have consumptive uses, not to generate profits

To constitute the “expectation of profits” under Howey, profits must come in the form of “capital appreciation resulting from the development of the initial investment ... or a participation in earnings resulting from the use of investors’ funds.“33 Further, the fact that a purchaser hopes to profit does not mean that the instrument itself involves an enterprise for which purchasers are led to expect profits: “[c]entral to this test is the promotional emphasis of the developer” and whether the developer emphasized the investment or consumptive aspects of the purchase.34 LTC is designed to have consumptive uses, even if many purchasers have profit-based motives.

[30]	See SG Ltd., supra note 22, 265 F.3d at 50.
[31]

See Oscar Williams-Grut, The creator of $17 billion cryptocurrency litecoin has sold his entire stake, BUSINESS INSIDER (Dec. 20, 2017), http://www.businessinsider.com/litecoin-creator-charlie-lee-sells-entire-ltc-holding-2017-12.

[32]	Id.
[33]	United Hous. Found., Inc. v. Forman, 421 U.S. 837, 852 (1975) (citations omitted).
[34]

Aldrich v. McCulloch Properties, Inc., 627 F.2d 1036, 1040 (10th Cir. 1980); see also The Ticket Reserve, Inc. (Division of Corporation Finance would not recommend enforcement action despite the existence of some profit motive where there was also a consumptive use).

Grayscale Investments, LLC	8	Exhibit A April 8, 2019

LTC’s core functionality, which is identical to BTC’s core functionality, is its use as a virtual currency to enable internet commerce, or as an intermediary currency to facilitate less expensive and faster cross-border remittances.35 Federal courts have held BTC qualifies as “money” for some purposes, on the basis that BTC “acts as a denominator of value, and is used to conduct financial transactions.“36 Due to LTC’s similarity to BTC, the same analysis should apply to LTC, and as such, LTC stands in sharp contrast with Howey’s description of the citrus-grove purchasers, who the Court held were motivated solely by profit. While no citrus -grove purchasers had a “desire to occupy the land or to develop it themselves [and were] attracted solely by the prospects of a return on their investment,“37 purchasers of LTC can, and many in fact do,38 employ it as a currency.39

Although some have suggested high fees hinder LTC’s use as money, LTC was nevertheless designed as money, and still can and does function as such. A profit motive among some purchasers is not sufficient for there to be a reasonable expectation of profit for purposes of the Howey test.40 Though others may speculate on its increase in value, LTC’s prospects as an investment are “merely incidental” to LTC’s design as a virtual currency.41

From its inception, as a derivative of BTC, LTC was intended to be a synthetic currency that is unbacked: owning LTC does not entitle the holder to any ownership, interest or right in any enterprise, other commodity, good or service. No entity involved in developing LTC promised to accept it for payment, to continue its development or to stand behind it. The core function of the Litecoin Network is to permit the transfer of value represented by LTC from one participant to another. The network is peer-to-peer: no trusted third-party intermediary is required to execute transactions on the Litecoin Network. LTC transactions, which are recorded in the same manner as BTC transactions, are recorded on a cryptographically secure public ledger that is shared by all network participants.42 Early participants in BTC, the

[35]

See SEC v. Shavers, No. 4:13-CV-416, 2013 WL 4028182, at *1 (E.D. Tex. Aug. 6, 2013), (“Bitcoin was designed to reduce transaction costs, and allows users to work together to validate transactions by creating a public record of the chain of custody of each Bitcoin”).

[36]	United States v. Faiella, 39 F. Supp. 3d 544, 545 (S.D.N.Y. 2014); see also Shavers, supra note 30, 2013 WL 4028182, at *2.
[37]	W.J. Howey Co., supra note 4, at 300.
[38]	See Businesses Accepting Litecoin, LITECOIN-FOUNDATION.ORG, https://litecoin-foundation.org/businesses-2/ (last accessed April 2, 2019).
[39]

See, e.g., Venezuelans Seeing Bitcoin Boom as Survival, Not Speculation, N.Y. TIMES (Dec. 13, 2017), available at https://www. nytimes.com/aponline/2017/12/13/world/americas/ap-lt-venezuela-bitcoin-boom.html (describing Venezuelans’ increased reliance on BTC as a currency in place of the bolivar for many ordinary real-life transactions).

[40]

See Forman, 421 U.S. at 857-58 (holding purchaser’s incentives to obtain a good price is not sufficient for this element “that type of economic interest characterizes every form of commercial dealing. What distinguishes a security transaction-and what is absent here-is an investment where one parts with his money in the hope of receiving profits from the efforts of others, and not where he purchases a commodity for personal consumption or living quarters for personal use.”)

[41]

SG Ltd., supra note 22, 265 F.3d at 54 (stating the determinative question is whether the consumptive use is merely incidental to the investment transaction or whether the investing aspect is merely incidental to the consumptive use); see also United Hous. Found., Inc. v. Forman, 421 U.S. at 853 (explaining there is a critical distinction between leaseholds sold with the promise exploratory oil drillings found to be a security in SEC v. C. M. Joiner Leasing Corp., 320 U.S. 344, 348 (1943), and simple leaseholds, “because the exploratory drillings gave the investments ‘most of their value and all of their lure.”’).

[42]

See Satoshi Nakamoto, Bitcoin: A Peer-to-Peer Electronic Cash System, BITCOIN.ORG (Oct. 31, 2008), at 8, (“We have proposed a system for electronic transactions without relying on trust. We started with the usual framework of coins made from digital signatures, which provides strong control of ownership, but is incomplete without a way to prevent double-spending. To solve this, we proposed a peer-to-peer network using proof-of-work

Grayscale Investments, LLC	9	Exhibit A April 8, 2019

predecessor to LTC, were hobbyists and supporters of alternatives to government-issued currencies. These participants treated LTC, and are treating LTC, as a new type of currency, rather than an investment.43

Additionally, as discussed above, the Litecoin Network was designed so that LTC transactions would be verified, and new LTC created, at a faster rate than for BTC. LTC was created and promoted specifically as an improvement on BTC’s functionality as a payment mechanism by allowing faster transactions at a lower cost. This further indicates that it was not primarily designed for investors to purchase with an expectation of profit, but rather, LTC’s creator and promoters focused on LTC’s native use as an electronic system for the 44 transfer of value. Indeed, LTC is actively used as a means of payment and many market participants believe that LTC will ultimately prove superior to BTC for that purpose.45 Although many do speculate on the potential for LTC to increase in value, a profit motive among some purchasers is not sufficient for there to be a reasonable expectation of profit for purposes of the Howey test.46

Although LTC is not designed to be an investment, like government-issued currencies, precious metals, and energy commodities, LTC may be held as an investment separate from LTC’s native and inherent uses. The existence of speculators in LTC, much as the existence of speculators in these other valuable assets, does not convert it into a security.

4.	LTC owners do not rely upon the entrepreneurial and managerial efforts of others

For an instrument to be an investment contract under Howey, the efforts made by those “other than the investor [must be] the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise.“47 Any profit received by miners of LTC depends first and foremost on their own entrepreneurial effort and skill. For owners of LTC who buy it on secondary markets with the hope of profit, their abstract and attenuated reliance upon a large, amorphous group of individuals, companies and events that indirectly affect LTC’s value is not the type of reliance on others’ “essential managerial efforts” that fulfill this factor.48 to record a public history of transactions that quickly becomes computationally impractical for an attacker to change if honest nodes control a majority of CPU power.”)

[43]

For example, in one famous transaction in 2010, a developer purchased two pizzas in exchange for 10 thousand BTC – a quantity that would be worth over $100 million. See Laszlo, Pizza for Bitcoins?, BITCOINTALK.ORG (May 18, 2010), https://bitcointalk.org/index.php?topic=137.0 (original forum post proposing the transaction); Bitcoin Block #57043, BLOCKHAIN.INFO, https://blockchain.info/block/00000000152340ca42227603908689183edc47355204e7aca59383b0aaac1fd8 (last accessed April 2, 2019) (block reflecting the validated transaction); Rob Price, Someone in 2010 bought 2 pizzas with 10,000 bitcoins-which today would be worth $100 million, Bus. INSIDER (Nov. 28, 2017), http://www.businessinsider.com/bitcoin-pizza-10000-100-million-2017-11 (describing the transaction).

[44]

See Aldrich, supra note 33 (10th Cir. 1980); see also The Ticket Reserve, supra note 33 (Division of Corporation Finance would not recommend enforcement action despite the existence of some profit motive where there was also a consumptive use).

[45]

See, e.g., Palwasha Saalm, Litecoin Price Prediction: LTC Is the “Payments Coin,” PROFIT CONFIDENTIAL (Jan. 8, 2018), https://www.profitconfidential.com/cryptocurrency/litecoin/ltc-price-prediction-payments-coin/ (noting that at the time about $3.81 billion worth of payments had been made using Litecoin in the previous 24 hours, which was over 26% of the value of total LTC in circulation at the time).

[46]	See Forman, supra note 32, 421 U.S. at 857-58.
[47]	SEC v. Glenn W. Turner Enterprises, Inc., 474 F.2d 476, 482 (9th Cir. 1973).

Grayscale Investments, LLC	10	Exhibit A April 8, 2019

Where purchasers of a commodity have been found to rely upon the “essential managerial efforts of others” for Howey purposes, courts have required that there be particular others upon whom the purchasers relied. Any other approach would be counterintuitive because without an identifiable person or group, there is no one upon whom an investor can rely, and no one upon whom to impose responsibility to the investor. For example, where a group of investors purchased cattle in order to obtain a tax deduction, the Fifth Circuit held the arrangement to be an investment contract because the investors “entered into the agreements with the expectation of profits to come solely from the efforts” of the consulting company promoting the arrangement.49 Similarly, when the Seventh Circuit found that investors in whiskey interests had purchased securities, it noted that the investors had “entrusted the promoters with both the work and the expertise to make the investment pay off.“50 The court emphasized that the investors were not simply buying commodities, but were buying “additional services absolutely necessary to the turning of the promised profit.“51 In contrast, the federal courts have held this Howey element was not fulfilled where investors relied instead upon market movements to realize their investment. For example, in SEC v. Belmont Reid & Co., a gold mining company sold gold coins to investors on a pre-payment basis. The Ninth Circuit held the buyers were not relying upon the efforts of the seller but instead “speculating in the world gold market.“52 The court acknowledged the buyers relied upon the seller’s ability to mine gold successfully in order to deliver the gold coins, but such reliance was no different from “any sale-of-goods contract in which the buyer pays for advance delivery and the ability of the seller to perform is dependent, in part, on both his managerial skill and some good fortune.“53

LTC owners cannot be said to be purchasing managerial services “absolutely necessary” to their investment when they purchase LTC. Instead, LTC owners, much like the gold coin buyers in Belmont Reid, are buying an instrument whose price depends upon the world LTC market. LTC owners may rely in an abstract sense upon the existence of miners, in order to validate transactions on the Litecoin Network, or the developers of the protocol, but “[t]he difficulty with this analysis is its ready applicability to any sale-of-goods contract”;54 the purchasers of any good, especially technologically advanced goods, depend in the abstract upon the continued existence of certain companies, infrastructure and systems. Further, the miners and developers of LTC are not identifiable third parties, but rather categories of participants acting in their own

[48]

Compare id. at 482 (holding purchaser’s efforts to recruit other people into the investment scheme did not mean “the essential managerial efforts which affect the failure or success of the enterprise” were his own because the efforts of the seller were the “sine qua non of the scheme”) with SEC v. Belmont Reid & Co., Inc., 794 F.2d 1388, 1391 (9th Cir. 1986) (holding contract to sell gold for future delivery was not a security because the buyers’ profits depended upon the world gold market and not any particular skill of the seller) and Noa v. Key Futures, Inc., 638 F.2d 77 (9th Cir. 1980) (holding sale of silver bars was not an investment contract because “[o]nce the purchase of silver bars was made, the profits to the investor depended upon the fluctuations of the silver market, not the managerial efforts of [the sellers].”).

[49]	Long v. Shultz Cattle Co., 881 F.2d 129, 134 (5th Cir. 1989).
[50]

Glen-Arden Commodities, Inc. v. Costantino, 403 F.2d 1027 (1974) (sale of whiskey warehouse receipts was a security because buyers relied upon the seller’s skill in selecting the whiskey in order to realize any profit and upon the seller’s promise to buy back any unsold whiskey).

[51]	Id. at 1035 (emphasis added).
[52]	Belmont Reid & Co., Inc., supra note 40, 794 F.2d at 1391.
[53]	Id.
[54]	Id.

Grayscale Investments, LLC	11	Exhibit A April 8, 2019

self-interest and independently from one another and each LTC holder. LTC users do not rely upon any particular miner; the efforts of miners are undertaken for their own self-interest in earning rewards, not to increase the value of LTC. Because the LTC protocol adjusts the difficulty of the mining problem automatically based on the number of participating miners and their collective computing power, the greater efforts of miners beyond a minimum threshold do not directly affect the success of the network or LTC’s    value. In other words, there must be miners, but their entrepreneurial and managerial decisions regarding whether to mine or increase the extent of their mining are undertaken for their own benefit, and should not affect the value of LTC.

No centralized authority controls or operates the Litecoin Network. Its functionality is controlled by a protocol, which has been programmed into different pieces of software. A disparate group of network participants makes decisions affecting LTC through open consensus. Although developers or others can make changes to the software, these changes do not automatically become part of the Litecoin Network. Participants on the network can ignore or reject updates. The lack of centralization is evidenced the forks that can occur when major changes are adopted by some network participants but not by others. The visibility of Mr. Lee should not change the conclusion that holders of LTC are not relying on the managerial expertise of others. Mr. Lee has remained active in the LTC developer community, and possibly as a result of Mr. Lee’s involvement, has acted with marginally more coordination than the BTC developer community. 55 However, though certain developers, such as Mr. Lee, may have more influence than others over the future development of the Litecoin Network, such influence is not inherent in the network, but rather comes solely through the persuasive force of Mr. Lee’s ideas and the willingness of users of the network to adopt them. Mr. Lee has no inherent power to make changes to Litecoin on his own, or prevent others from making changes.56

Holders of LTC cannot reasonably rely upon the continued efforts of Mr. Lee or other developers, as they are under no commitment to engage in any continued development efforts. Rather, the Litecoin Network continues to be improved by a community of unaffiliated developers who coordinate using the open-source collaboration tool GitHub.57 The code is released under a license that permits anyone to copy, modify, merge, publish, distribute, and/or sell copies the software.58 No permission is required to join the Litecoin Network, and anyone can participate by downloading freely available software.59

[55]

For example, Mr. Lee advocated for the adoption of a change to the Litecoin and Bitcoin code known as Segregated Witness, or SegWit, to address certain scalability issues. Possibly as a result of his advocacy, the improvement was adopted on the Litecoin Network months before it was adopted on the Bitcoin Network. See Charlie Lee, My Vision for SegWit and Lightning Networks on Litecoin and Bitcoin, SEGWIT RESOURCES (Jan. 6, 2017), https://segwit.org/my-vision-for-segwit-and-lightning-networks-on-litecoin-and-bitcoin-cf95a7ab656b.

[56]

Indeed, Mr. Lee publicly opposed the fork of LTC that created Litecoin Cash, calling it a “scam,” but he had no actual power to prevent it. See Charlie Lee (@SatoshiLite), TWITTER.COM (Feb. 4, 2018), https://twitter.com/SatoshiLite/status/960197866546282496. Mr. Lee has also publicly disclaimed his ability to control LTC or its price on a number of occasions. See e.g., Charlie Lee (@SatoshiLite), TWITTER.COM (April 22, 2018), https://twitter.com/SatoshiLite/status/988047108002414593 (... “stop comparing me to a CEO. If you want a CEO for your coin, pick any of the ICO tokens. Don’t use LTC.”); ---, (May 21, 2017), https://twitter.com/satoshilite/status/866335424146321408?lang=en (“Seriously, for the last time, I have no control over the Litecoin Price!”)

[57]	The most commonly used LTC client is published under the MIT license, see litecoin/COPYING, GITHUB.COM, https://github.com/litecoin-project/litecoin/blob/master/COPYING (last accessed April 2, 2019).
[58]	Id.
[59]

There are a variety of free LTC clients available, see The Top 8 Best Litecoin Wallets For Easy Access & Security, COINSUTRA, https://coinsutra.com/best-litecoin-wallets/ (last accessed April 2, 2019).

Grayscale Investments, LLC	12	Exhibit A April 8, 2019

Thus, the developers are a loosely organized community of otherwise-unaffiliated persons who continue to maintain and improve the software. The identity of these developers is constantly in flux as individual developers drop in and out of the project. Any entrepreneurial or managerial discretion possessed by developers is significantly constrained and therefore could not be relied upon by LTC owners, as the developers’ changes must be generally adopted by network participants to take effect and the developers’ suggestions can and have been rejected in the past. Developers can do no more than suggest a change to the software, while network participants independently choose whether to adopt any suggested improvements. Further, holders of LTC cannot reasonably rely upon the continued efforts of developers, as they are under no commitment to engage in any development efforts.

* * *

Based on the above analysis, and subject to the qualifications and assumptions set forth herein, we believe as of the date of this memorandum that you have reasonable grounds to conclude that LTC does not satisfy all elements of the Howey Analysis and is therefore not a “security” for purposes of the federal securities laws.